UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective November 3, 2024, Mr. Weilai Zhang resigned as the Chief Executive Officer, a director and the Chairman of the Board of Directors (the “Board”) of Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”), and Ms. Tingting Zhang resigned as the Corporate Secretary of the Company. The resignation of Mr. Weilai Zhang and Ms. Tingting Zhang from these positions was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective November 3, 2024, Ms. Tingting Zhang, an existing director, was appointed to serve as the new Chief Executive Officer of the Company, Mr. Ishak Han, an existing director, was elected as the Chairman of the Board, and Mr. Junjie Dong, an existing director, was appointed to serve as the Corporate Secretary and Chief Compliance Officer of the Company, by the affirmative vote of the remaining members of the Board.

Issuance of Press Release

On November 6, 2024, the Company issued a press release announcing the change of directors. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit Index

Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer